

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

John G. Corp
President
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

>   **Re: Trans Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Response Letter Dated August 27, 2010**
>   **File No. 000-23530**

Dear Mr. Corp:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Response Letter Dated August 27, 2010

General

1.   In your next response, please provide the representations listed in bullet point form at the end of our comment letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 11

2.   It is unclear whether your response to prior comment one is intended to describe the internal controls used in the estimation of your reserves or only addresses the

identification of your technical person primarily responsible for the preparation of your reserves estimates. Please revise your disclosure clearly and separately describe both your internal controls over reserve estimation and the qualifications of your in house technical person primarily responsible for the preparation of your reserves.

Productive Gas Wells, page 11

3.   Please ensure the table you provide in response to prior comment four identifies the applicable periods presented.

Oil and Gas Acreage, page 11

4.   We note the leased acreage you present in your response to prior comment five does not appear to reconcile to the leased acreage you presented on page 12 of your Form 10-K for the year ended December 31, 2009. Please clarify why this is the case and confirm, if true, that you intend to include the table you have provided in the 2009 Form 10-K amendment you have proposed to file.

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

Estimated Quantities of Proved Oil and Gas Reserves, page F-26

5.   We have considered your response to prior comment six. Please clarify for us the following:

- Tell us the total amount of estimated financing you needed to obtain at December 31, 2009 to complete the development projects associated with your proved undeveloped reserves;
- Clarify the amount of proved undeveloped reserves you reported at December 31, 2009 that will be developed in each of your 2010, 2011, and 2012 drilling plans;
- Explain to us in detail why you believed the project(s) to develop your proved undeveloped reserves were reasonably certain to commence in a reasonable time at December 31, 2009. In this regard, we note your joint venture with Republic Partners occurred significantly past the period in which you were preparing your December 31, 2009 financial statements; and
- Tell us why you believe engaging Oppenheimer in July 2010 to assist you in securing additional funding meets the reasonably certain criteria at December 31, 2009.

Exhibits and Financial Statement Schedules, page 27

6.   Your response to prior comment eight states "Please see attached amended report letter from Wright & Company." However, this response does not appear to address our concerns. Please tell us whether you have any active Securities Act registration statements (e.g. Form S-8 pursuant to which you issue employee stock options) into which your Form 10-K is incorporated by reference. If so, please amend your filing to include the consent of Wright & Company as well as your independent accounting firm. If you do not have any active Securities Act registration statements, please tell us the exemption under which you have issued your employee stock options.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director